As filed with the Securities and Exchange Commission on August 3, 2016


                                              Securities Act File No. 333-211514




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -----------------------------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


         Pre-Effective Amendment No. ___ Post-Effective Amendment No. 2


                      -----------------------------------

                               AB BOND FUND, INC.
               (Exact Name of Registrant as Specified in Charter)

             1345 Avenue of the Americas, New York, New York 10105
               (Address of Principal Executive Office) (Zip Code)

              Registrant's Telephone Number, including Area Code:
                                 (800) 221-5672

                      -----------------------------------

                                EMILIE D. WRAPP
                             AllianceBernstein L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105
                    (Name and address of agent for service)

                          Copies of communications to:
                                 Paul M. Miller
                              Seward & Kissel LLP
                                901 K Street, NW
                                   Suite 800
                              Washington, DC 20001

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.


This Post-Effective Amendment No. 2 to the Registration Statement of the Registrant on Form N-14 (File No. 333-211514) consists of the following:


Cover Sheet

Contents of the Registration Statement

    1. Part A--The Proxy Statement/Prospectus as filed on May 20, 2016 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.

    2. Part B--The Statement of Additional Information as filed on May 20, 2016 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.

      3. Part C--Other Information.

Signature Page


Exhibit--The filing is being made solely for the purpose of adding Exhibit 12 to the Registrant's Registration Statement on Form N-14 (File No. 333-211514).

                                     PART C
                               OTHER INFORMATION

ITEM  15.   Indemnification.

            It is the Registrant's policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland, which is incorporated by reference herein, and as set forth in Article EIGHTH of Registrant's Articles of Amendment and Restatement of Articles of Incorporation, Article IX of the Registrant's Amended and Restated By-laws filed as Exhibit (2) in response to Item 16 and Section 10(a) of the Distribution Services Agreement filed as Exhibit (7)(a) in response to Item 16, all as set forth below.

            The liability of the Registrant's directors and officers is dealt with in Article EIGHTH of Registrant's Articles of Amendment and Restatement of Articles of Incorporation, as set forth below. The Investment Adviser's liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Investment Advisory Contract filed as Exhibit (6) in response to
            Item 16, as set forth below.

ARTICLE EIGHTH OF THE REGISTRANT'S ARTICLES OF AMENDMENT AND RESTATEMENT OF ARTICLES OF INCORPORATION READS AS FOLLOWS:

            (1) To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

            (2) The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

            (3) The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

            (4) Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

ARTICLE IX OF THE REGISTRANT'S AMENDED AND RESTATED BYLAWS READS AS FOLLOWS:

      To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

      Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 10(a) of the Distribution Services Agreement reads as follows:

            Section 10. Indemnification.

                  (a) The Fund agrees to indemnify, defend and hold the
            Underwriter, and any person who controls the Underwriter within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), free and harmless form and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Underwriter or any such controlling person may incur, under the Securities Act, or under common law or otherwise, arising out of or based upon any alleged untrue statements of a material fact contained in the Fund's Registration Statement or Prospectus or Statement of Additional Information in effect from time to time under the Securities Act or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading; provided, however, that in no event shall anything therein contained by so construed as to protect the Underwriter against any liability to the Fund or its security holders to which the Underwriter would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of the Underwriter's reckless disregard of its obligations and duties under this agreement. The Fund's agreement to indemnify the Underwriter or any such controlling person, such notification to be given by letter or by telegram addressed to the Fund at its principal office in New York, New York, and sent to the Fund by the person against whom such action is brought within ten days after the summons or other first legal process shall have been served. The failure so to notify the Fund of the commencement of any such action shall not relieve the Fund from any liability which it may have to the person against whom such action is brought by reason of any such alleged untrue statement or omission otherwise than on account of the indemnity agreement contained in this Section 10. The Fund will be entitled to assume the defense of any such suit brought to enforce any such claim, and to retain counsel of good standing chosen by the Fund and approved by the Underwriter. In the event the Fund does elect to assume the defense of any such suit and retain counsel of good standing approved by the Underwriter, the defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in case the Fund does not elect to assume the defense of any such suit, or in case the Underwriter does not approve of counsel chosen by the Fund, the Fund will reimburse the Underwriter or the controlling person or persons named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by the Underwriter or such persons. The indemnification agreement contained in this Section 10 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any controlling person and shall survive the sale of any of the Fund's shares made pursuant to subscriptions obtained by the Underwriter. This agreement of indemnity will inure exclusively to the benefit of the Underwriter, to the benefit of its successors and assigns, and to the benefit of any controlling persons and their successors and assigns. The Fund agrees promptly to notify the Underwriter of the commencement of any litigation or proceeding against the Fund in connection with the issue and sale of any of its shares.

Section 4 of the Investment Advisory Contract reads as follows:

            4. We shall expect of you, and you will give us the benefit of, your best judgment and efforts in rendering these services to us, and we agree as an inducement to your undertaking these services that you shall not be liable hereunder for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, you against any liability to us or to our security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

                  The foregoing summaries are qualified by the entire text of
            Registrant's Articles of Amendment and Restatement of Articles of Incorporation, Amended and Restated By-laws, the Investment Advisory Contract between Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between Registrant and AllianceBernstein Investments, Inc. ("ABI").

                  Insofar as indemnification for liabilities arising under the
            Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the "indemnitee") was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct") or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither "interested persons" of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding ("disinterested, non-party directors"), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

                  The Registrant participates in a joint directors liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser's liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

ITEM 16.    Exhibits

            (1)   (a)   Articles of Amendment and Restatement to Articles of
                        Incorporation of the Registrant dated, February 1, 2006 and filed February 23, 2006 - Incorporated by reference to Exhibit (a) to Post-Effective Amendment No. 87 of the
                        Registrant's Registration Statement on Form N-1A (File
                        Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2007.

                  (b) Articles of Amendment to Articles of Incorporation of the Registrant, dated November 2, 2007 and filed June 18, 2008 - Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 89 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2009.

                  (c) Articles Supplementary to Articles of Incorporation of the Registrant, dated November 30, 2009 and filed December 3, 2009 - Incorporated by reference to Exhibit
                        (a)(3) to Post-Effective Amendment No. 93 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 21, 2009.

                  (d) Articles Supplementary to Articles of Incorporation of the Registrant, dated December 17, 2009 and filed December 21, 2009 - Incorporated by reference to Exhibit
                        (a)(4) to Post-Effective Amendment No. 95 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 26, 2010.

                  (e) Articles of Amendment to Articles of Incorporation of the Registrant, dated September 22, 2010 and filed September 22, 2010 - Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 99 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2011.

                  (f) Articles Supplementary to Articles of Incorporation of the Registrant, dated September 21, 2011 and filed September 21, 2011 - Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 103 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on September 23, 2011.

                  (g) Articles Supplementary to Articles of Incorporation of the Registrant, dated January 6, 2012 and filed January 12, 2012 - Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 115 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on March 19, 2013.

                  (h) Articles Supplementary to Articles of Incorporation of the Registrant, dated March 5, 2013 and filed March 6, 2013 - Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 115 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on March 19, 2013.

                  (i) Articles Supplementary to Articles of Incorporation of the Registrant, dated November 21, 2013 and filed November 25, 2013 - Incorporated by reference to Exhibit
                        (a)(9) to Post-Effective Amendment No. 119 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 11, 2013.

                  (j) Articles Supplementary to Articles of Incorporation of the Registrant, dated December 30, 2013 and filed January 13, 2014 - Incorporated by reference to Exhibit
                        (a)(10) to Post-Effective Amendment No. 122 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2014.

                  (k) Articles Supplementary to Articles of Incorporation of the Registrant, dated February 6, 2014 and filed February 7, 2014 - Incorporated by reference to Exhibit
                        (a)(11) to Post-Effective Amendment No. 123 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on February 12, 2014.

                  (l) Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed April 22, 2014 - Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 126 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 28, 2014.

                  (m) Articles Supplementary to Articles of Incorporation of the Registrant, dated November 11, 2014 and filed December 1, 2014 - Incorporated by reference to Exhibit
                        (a)(13) to Post-Effective Amendment No. 131 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 12, 2014.

                  (n) Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed December 12, 2014 -Incorporated by reference to Exhibit (a)(14) to Post-Effective Amendment No. 133 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 30, 2015.

                  (o) Articles of Amendment to Articles of Incorporation of the Registrant, effective and filed January 20, 2015 - Incorporated by reference to Exhibit (a)(15) to Post-Effective Amendment No. 133 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 30, 2015.

                  (p) Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed August 6, 2015 - Incorporated by reference to Exhibit (a)(16) to Post-Effective Amendment No. 139 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 10, 2015.

            (2) Amended and Restated By-Laws of the Registrant - Incorporated by reference to Exhibit 99.77Q1 - Other Exhibits of the Registrant's Semi-Annual Report on Form NSAR-A (File No. 811-02383), filed with the Securities and Exchange Commission on May 30, 2006.

            (3)   Voting Trust Agreements - Not applicable.

            (4) Form of Agreement and Plan of Acquisition and Dissolution - filed as Appendix A to the Proxy Statement/Prospectus.

            (5) Instruments defining the rights of holders of the securities being registered - Not applicable.

            (6) Investment Advisory Contract between the Registrant and AllianceBernstein L.P., dated July 22, 1992, as amended December 29, 1992, July 1, 1999, September 7, 2004, June 14, 2006, December 16, 2009, February 4, 2010, December 7, 2011,
                  May 1, 2013, December 11, 2013, May 7, 2014, July 15, 2014 and
                  April 22, 2016 - Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 149 of the Registrant's Registration Statement on Form N-1A (file Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on May 27, 2016.

            (7)   (a)   Distribution Services Agreement between the Registrant
                        and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.), dated as of July
                        22, 1992, as amended, April 30, 1993 - Incorporated by reference to Exhibit 6(a) to Post-Effective Amendment
                        No. 65 of the Registrant's Registration Statement on
                        Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 31,
                        1997.

                  (b) Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.), dated as of June 4, 1996 - Incorporated by reference to
                        Exhibit 6(f) to Post-Effective Amendment No. 64 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 31, 1996.

                  (c) Form of Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research and Management, Inc.) - Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 81 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 31, 2003.

                  (d) Form of Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research and Management, Inc.), dated as of December 16, 2004 - Incorporated by reference to Exhibit (e)(4) to the Post-Effective Amendment No. 84 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2005.

                  (e) Amendment to Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc., dated as of June 14, 2006 - Incorporated by reference to Exhibit (e)(5) to Post-Effective Amendment No. 87 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2007.

                  (f) Form of Selected Dealer Agreement between AllianceBernstein Investments, Inc. and selected dealers offering shares of Registrant - Incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

                  (g) Form of Selected Agent Agreement between AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research and Management, Inc.) and selected agents making available shares of the Registrant - Incorporated by reference to Exhibit (e)(6) to the Post-Effective Amendment No. 84 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2005.

                  (h) Selected Dealer Agreement between Alliance Bernstein Investments, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated making available shares of the Registrant effective April 30, 2009 - Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

                  (i) Loading Fund Operating Agreement between Alliance Bernstein Investments, Inc. and Charles Schwab & Co., Inc. making available shares of the Registrant, dated as of June 1, 2007 - Incorporated by reference to Exhibit
                        (e)(9) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1-A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

                  (j) Cooperation Agreement between AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research and Management, Inc.) and UBS AG, dated November 1, 2005 - Incorporated by reference to Exhibit
                        (e)(10) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

                  (k) Form of Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit
                        (e)(11) to Post-Effective Amendment No. 92 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 18, 2009.

                  (l) Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc., dated as of August 9, 2013 - Incorporated by reference to Exhibit (e)(12) to Post-Effective Amendment No. 126 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 28, 2014.

                  (m) Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (e)(13) to Post-Effective Amendment No. 149 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on May 27, 2016.

            (8) Bonus, profit sharing, pension or other similar contracts or arrangements - Not applicable.

            (9)   (a)   Master Custodian Agreement between the Registrant and
                        State Street Bank and Trust Company, effective August 3,
                        2009 - Incorporated by reference to Exhibit (g) to
                        Post-Effective Amendment No. 51 of the Registration
                        Statement on Form N-1A of AllianceBernstein Variable
                        Products Series Fund, Inc. (File Nos. 33-18647 and
                        811-05398), filed with the Securities and Exchange
                        Commission on April 29, 2010.

                  (b) Amendment to the Master Custodian Agreement between Registrant and State Street Bank and Trust Company - Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 149 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on May 27, 2016.

                  (c) Form of Novation and Amendment Agreement between the Registrant and Brown Brothers Harriman & Co., regarding the AB High Yield Portfolio - Incorporated by reference to Exhibit (g)(19) to Post-Effective Amendment No. 202 to the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on December 3, 2015.

            (10)  (a)   Rule 12b-1 Plan - See Exhibit (7)(a) hereto.

                  (b) Amended and Restated Rule 18f-3 Plan, dated August 9, 2013 - Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 126 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 28, 2014.

            (11) Opinion and Consent of Seward & Kissel LLP regarding the legality of securities being registered - Incorporated by reference to Exhibit (11) to the Registrant's Registration Statement on Form N-14 (File No. 333-211514), filed with the Securities and Exchange Commission on May 20, 2016.


            (12) Opinion and Consent of Seward & Kissel LLP as to Tax matters - Filed herewith.


            (13)  (a)   Transfer Agency Agreement between the Registrant and
                        AllianceBernstein Investor Services, Inc. (formerly known as Alliance Fund Services, Inc.), dated as of September 14, 1988 - Incorporated by reference to
                        Exhibit 9 to Post-Effective Amendment No. 65 of the
                        Registrant's Registration Statement on Form N-1A (File
                        Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 31, 1997.

                  (b) Form of Amendment to Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc., dated as of June 14, 2006 - Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 87 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2007.

                  (c) Form of Expense Limitation Undertaking by AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), with respect to Quality Bond Portfolio - Incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 84 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2005.

                  (d) Form of Expense Limitation Agreement by AllianceBernstein L.P. with respect to AllianceBernstein Government Reserves Portfolio - Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 115 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on March 19, 2013.

                  (e) Form of Expense Limitation Agreement by AllianceBernstein L.P. with respect to AllianceBernstein Tax-Aware Fixed Income Portfolio - Incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 119 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 11, 2013.

                  (f) Expense Limitation Agreement by AllianceBernstein L.P. with respect to AllianceBernstein Credit Long/Short Portfolio, dated May 7, 2014 - Incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 129 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 28, 2014.

                  (g) Expense Limitation Agreement by AllianceBernstein L.P. with respect to AllianceBernstein High Yield Portfolio, dated July 15, 2014 - Incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 129 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 28, 2014.

                  (h) Expense Limitation Agreement by AllianceBernstein L.P. with respect to AB Income Fund, dated April 22, 2016 - Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 149 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on May 27, 2016.

            (14) Consent of Independent Registered Public Accounting Firm - Incorporated by reference to Exhibit (14) to the Registrant's Registration Statement on Form N-14 (File No. 333-211514), filed with the Securities and Exchange Commission on May 20, 2016.

            (15) Financial statements omitted pursuant to Item 14(a)(1). - Not applicable.


            (16) Powers of Attorney for: John H. Dobkin, Michael J. Downey, William H. Foulk, Jr., D. James Guzy, Nancy P. Jacklin, Robert
                  M. Keith, Garry L. Moody, Marshall C. Turner, Jr. and Earl D. Weiner - Incorporated by reference to Exhibit (16) to Post-Effective Amendment No. 1 of the Registrant's POS EX filing to the Registration Statement on Form N-14 (File No. 333-211514), filed with the Securities and Exchange Commission on June 20, 2016.


ITEM 17.    Undertakings.

            (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

            (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES
                                   ----------


      As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 3rd day of August, 2016.


                                                   AB BOND FUND, INC.

                                                   By: Robert M. Keith*
                                                       ------------------------
                                                       Robert M. Keith
                                                       President



      As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated:

     Signature                        Title                       Date
     ---------                        -----                       ----


(1)  Principal Executive Officer:

     Robert M. Keith*                 President and Chief         August 3, 2016
     ---------------------------      Executive Officer
     Robert M. Keith

(2)  Principal Financial and
     Accounting Officer:

     /s/ Joseph J. Mantineo           Treasurer and               August 3, 2016
     ---------------------------      Chief Financial Officer
         Joseph J. Mantineo

(3)  Majority of the Directors:

     John H. Dobkin*
     Michael J. Downey*
     William H. Foulk, Jr.*
     D. James Guzy*
     Nancy P. Jacklin*
     Robert M. Keith*
     Garry L. Moody*
     Marshall C. Turner, Jr.*
     Earl D. Weiner*

     *By: /s/ Stephen J. Laffey                                   August 3, 2016
          ----------------------
          Stephen J. Laffey
          (Attorney-in-fact)

                               Index to Exhibits
                               -----------------


Exhibit No.      Description of Exhibits
-----------      -----------------------


(12)             Opinion and Consent of Seward & Kissel LLP (as to tax matters)